UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Date of report: May 29, 2017

CSI Compressco LP

(Exact name of registrant as specified in its charter)

Delaware	1-35195	94-3450907
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

24955 Interstate 45 North
The Woodlands, Texas 77380
(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code: (281) 364-2244

Timothy A. Knox

President

(281) 367-2244

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

    √  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

fORM sd of CSI Compressco LP

Reporting Year ended December 31, 2016

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report of CSI Compressco LP (the “Company”) is filed pursuant to Rule 13p-1 and in accordance with the requirements of Item 1.01 of Form SD (the “Rule”), each of which was promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period of January 1, 2016 to December 31, 2016 (the “Reporting Year”).

The Rule requires the Company, as a company required to file reports with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(a) of the Exchange Act, to take certain actions and to disclose certain information when it manufactures or contracts to manufacture products that contain specified minerals that are necessary to the functionality or production of those products.  The specified minerals, which we collectively refer to in this Specialized Disclosure Report as “3TG,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten.

Description of the Company’s Products Covered by this Report

This Specialized Disclosure Report relates to compressors used to provide both conventional wellhead and unconventional compression services that were manufactured by the Company during the Reporting Year for sale to third parties (the “Compressors”).  A limited number of components that comprise each of the Compressor units contain gold, tantalum, tin, and/or tungsten that are necessary for the functionality or production of the Compressors.

On August 4, 2014, the Company completed the purchase of all the outstanding shares of Compressor Systems, Inc.  Prior to the acquisition, Compressor Systems, Inc. had not been obligated to provide a specialized disclosure report with respect to any 3TG necessary to the functionality or production of products that it manufactured or contracted to manufacture.  In accordance with Instruction (3) to Item 1.01 of Form SD, this Report is the initial report of the Company respecting products manufactured or contracted to be manufactured by this newly acquired company that contain 3TG necessary to the functionality or productions of such products.

Conflict Minerals Disclosure

Conflict Minerals Policy

The Company has adopted a written policy relating to 3TG in the Company’s products (the “Conflict Minerals Policy”), incorporating relevant standards contained in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas:  Third Edition, including the related supplements on gold, tin, tantalum, and tungsten (collectively, the “OECD Guidance”).  The Conflict Minerals Policy, which is available at http://media.corporate-ir.net/media_files/IROL/24/249884/cg/Conflict-Minerals-Policy.pdf, states that we are committed to responsible sourcing of materials for our products, including the sourcing of 3TG, and to sourcing products from suppliers that share our values regarding ethics, integrity, and respect for human rights.  It reflects our expectation that our suppliers will (i) provide appropriate information and conduct necessary due diligence in order to facilitate our compliance with the Rule, (ii) adopt and enforce responsible sourcing practices and policies consistent with the Conflict Minerals Policy, and (iii) require their direct and indirect suppliers to do the same.

Reasonable Country of Origin Inquiry

As a downstream company, the Company’s supply chain with respect to the Compressors is complex, with multiple intermediaries and third parties in the supply chain between the manufacture of Compressors containing 3TG necessary to the functionality or production of such Compressors and the original sources of such 3TG.  We are several tiers removed from mining operations and 3TG smelters and refiners (“SORs”).  The Company must, therefore, rely on our suppliers to provide information regarding the origin and chain of custody of the 3TG contained in components and products supplied to the Company, including, in some cases, the sources of 3TG that are supplied to our suppliers by their own suppliers (i.e., “second-tier suppliers”).  Further, the Company believes that SORs are best situated to identify the sources of the 3TG contained in the Compressors, and therefore has taken steps to identify the applicable SORs of 3TG in the Company’s supply chain.

As described in this Specialized Disclosure Report, the Company has conducted an analysis of our products and found that, although we do not (i) directly purchase 3TG from mines, smelters, or refiners or (ii) make direct purchases of any minerals in the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, or Angola (the “Covered Countries”), the Company purchases certain components and products that contain metal, some of which contain 3TG.  These components and products are incorporated into the Compressors and, therefore, the Compressors are subject to the reporting obligations of Rule 13p-1.

The Company identified those suppliers from which we purchase components and products that contain (or may contain) necessary 3TG (“At-Risk Suppliers”).   Next, we sent each of these suppliers a written Conflict Minerals Disclosure Questionnaire (“Questionnaire”).  The purpose of the Questionnaire was to gather necessary information and certifications about (i) the presence of 3TG in the specific components and products purchased by the Company for use in its manufacturing of the Compressors, (ii) the countries of origin and SORs of the 3TG contained in components and products supplied to the Company for use in its manufacturing of the Compressors, and (iii) whether such 3TG directly or indirectly financed or benefited designated armed groups in the Covered Countries.

We also gave our At-Risk Suppliers the option of providing information related to 3TG using the due diligence tools developed by the Conflict-Free Sourcing Initiative (‘CFSI”), including the CFSI’s Conflict Minerals Reporting Template (“CMRT”), rather than completing the Questionnaire.  The CMRT requires a supplier to make representations regarding (i) the country of origin for the 3TG contained in the components or products the supplier provides to the Company, (ii) all of the SORs in the supplier’s entire supply chain for such 3TG, (iii) whether such SORs have been validated as being in compliance with the Conflict Free Smelter Program, (iv) whether the supplier has its own Conflict Minerals policy that requires its own direct suppliers to be conflict-free, and (v) whether the supplier uses the CMRT with its own suppliers to gather similar information.

We reviewed and evaluated the responses that we received from the At-Risk Suppliers for completeness and accuracy.  We conducted necessary follow-up communications with At-Risk Suppliers via email and, in some cases, via telephone when information provided by the At-Risk Suppliers appeared to be incomplete and when suppliers failed to respond within a reasonable period of time.  We also provided feedback to the At-Risk Suppliers and requested additional information regarding, inter alia, the origin or source of the 3TG contained in components and products supplied to the Company when we identified errors or inconsistencies in the At-Risk Suppliers’ responses.

The Company’s reasonable country of origin inquiry regarding the origin or source of the 3TG contained in the components and products sold to the Company by its suppliers did not provide the Company with sufficient information to conclusively determine the country of origin of the 3TG contained in the Compressors or whether such 3TG came from recycled or scrap sources.  However, based on the information that has been obtained from the Company’s suppliers and certain second-tier suppliers, the Company has reasonably determined that the countries of origin of some of the necessary 3TG contained in components and products supplied to the Company for use in its manufacturing of the Compressors may include Covered Countries.

The Company exercised due diligence to determine the source and chain of custody of the 3TG necessary to the functionality or production of the Compressors as required by the Rule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CSI Compressco LP

By:	CSI Compressco GP, Inc.,
its general partner

By:	/s/Timothy A. Knox
Timothy A. Knox
President

Date:  May 29, 2017